FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 28, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

28 June 2021

NatWest Group plc

Ulster Bank in the Republic of Ireland announces signing of an agreement to sell the majority of its commercial lending to Allied Irish Banks, p.l.c.

As part of the phased withdrawal from the Republic of Ireland, NatWest Group ("NWG") and Ulster Bank in the Republic of Ireland ("UBIDAC") announced on 19 February 2021 that they had agreed a non-binding memorandum of understanding with Allied Irish Banks, p.l.c. (a subsidiary of AIB Group p.l.c.) ("AIB"), in respect of performing commercial lending.

UBIDAC and NatWest Holdings Limited have entered into a binding agreement with AIB for the sale of c.€4.2bn gross performing commercial lending and associated undrawn exposures of c.€2.8bn. RWAs in relation to these total balances are estimated at c.€4bn1. This transaction is subject to regulatory approvals.

On completion, it is estimated that a small gain on disposal will be recognised, based on the net carrying value of the lending as at 31 December 2020. The exact impacts of disposal will depend on movements in the book between now and transfer, the timing of which remains uncertain.

As part of the transaction, it is anticipated that approximately 280 colleagues will transfer from UBIDAC to AIB with the final number of roles confirmed as the deal completes.

NatWest Group CEO Alison Rose said:

"In line with our strategy of a phased withdrawal from the Republic of Ireland, I am pleased that we have now reached agreement with AIB on the sale of the majority of Ulster Bank's performing commercial lending portfolio.  Our priority remains to support our customers and colleagues through this period."

NWG and UBIDAC will provide further information at the appropriate time.

For further information, please contact:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

NWG Media Relations
+44 (0) 131 523 4205

Ulster Bank Media Relations
+353 87 7739 750

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk' 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWG or UBIDAC's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NWG and/or UBIDAC in respect of, but not limited to: NWG's phased withdrawal from the Republic of Ireland and any agreements relating thereto and NWG and/or UBIDAC's future economic results, business plans and strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions or divestments, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact the above, and any forward-looking statement or actual results are discussed in NWG's UK 2020 Annual Report and Accounts (ARA) (see Risk Factors in the ARA, including the risk factor entitled 'NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes'), UBIDAC's 2020 Annual Report and Accounts (including its Principal Risks and Uncertainties) and NWG's filings with the US Securities and Exchange Commission, including, but not limited to, NWG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NWG and UBIDAC do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: NatWest Group plc - 2138005O9XJIJN4JPN90, UBIDAC - 635400KQIMALJ4XLAD78

Date: 28 June 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary